SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Craig W. Thomas
S.A.V.E. Partners III, LLC
500 West Putnam Avenue
Greenwich, CT 06830
(203) 564-6277
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Steven Wolosky
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2300

March 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.V.E. Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 359,048 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 359,048 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,048 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.08% (see Item 5)
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig W. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 359,048 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,048 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,048 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.08% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 359,048 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,048 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,048 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.08% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

Introduction

This Schedule 13D is being filed jointly by S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”), Craig W. Thomas and Bradley M. Tirpak (collectively referred to herein as the “Reporting Persons”).

Because of the discussions of the Reporting Persons with Metropolitan Venture Partners II, L.P. and certain of its affiliates (collectively, the “MetVP Group”) referred to in Item 4 below, the Reporting Persons could be deemed to constitute a “group” with the MetVP Group within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by Metropolitan Venture Partners II, L.P., Metropolitan Venture Partners (Advisors), L.P., Metropolitan Venture Partners Corp., Tall Oaks Group LLC, Lawrence D. Hite and Michael Levin with the Securities and Exchange Commission on March 11, 2011, as it may be amended from time to time (the “MetVP Group Schedule 13D”), for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with the MetVP Group.

Item 1.    Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company are located at 13450 West Sunrise Blvd., Suite 510, Sunrise, Florida 33323.

Item 2.    Identity and Background

The principal business and principal office address of SAVE and the business address of each of Messrs. Thomas and Tirpak is 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut 06830.  The state of organization of SAVE is Delaware.  Mr. Thomas and Mr. Tirpak are both citizens of the United States.

The principal business of SAVE is to pursue and make equity investments.  The present principal occupation of Mr. Thomas is an investor who serves as a Managing Member of SAVE and a Managing Member of KC Trading Partners, GP.  The present principal occupation of Mr. Tirpak is an investor who serves as a Managing Member of SAVE and Managing Member of Locke Partners.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

SAVE acquired an aggregate of 359,048 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $298,549 (including fees and commissions). The source of funds for the purchase of the shares of Common Stock was investment funds.

Item 4.    Purpose of Transaction

The Reporting Persons hold their interests in the Common Stock for investment.

The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its securities in any manner permitted by law.

The Reporting Persons have been in exploratory discussions concerning potential nominees for election to the Company’s board of directors at the Company’s 2011 annual meeting of stockholders, which has not been scheduled by the Company.  The Reporting Persons have also conducted exploratory discussions with the MetVP Group concerning action in support of the MetVP Group’s nominees at the 2011 annual meeting, although the parties have reached no agreement in this regard.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional  securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,  involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;  (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's  certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer  quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors (the “Board”) and other shareholders of the Issuer concerning the business, operations and future plans of the Issuer and ways to enhance stockholder value. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.    Interest in Securities of the Company.

(a)    As of the date of this statement, the Reporting Persons may be deemed to beneficially own an aggregate of 359,058 shares of Common Stock, representing approximately 3.08% of the outstanding shares of Common Stock.1

SAVE beneficially owns 359,058 shares, representing approximately 3.08% of the Common Stock outstanding.

(b)     SAVE has sole voting and investment power over the shares of Common Stock that it owns. Each of Messrs. Thomas and Tirpak may be deemed to have shared voting and investment power over the shares of Common Stock owned by SAVE.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, except to the extent of his or its actual economic interests.

Because of the discussions of the Reporting Persons with the MetVP Group referred to in Item 4 above, the Reporting Persons could be deemed to constitute a “group” with the MetVP Group within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the MetVP Group Schedule 13D for information concerning the beneficial ownership of Common Stock of the MetVP Group.  The Reporting Persons disclaim beneficial ownership of the Common Stock beneficially owned by the MetVP Group.

(c)     Except for the transactions set forth in Schedule I annexed hereto, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.  Except as set forth in Schedule I, all such transactions were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

The following documents are filed as exhibits hereto or are incorporated herein by reference:

Exhibit 99.1	Joint Filing Agreement dated as of March 11, 2011 by and among S.A.V.E. Partners III, LLC, Craig W. Thomas and Bradley M. Tirpak

1 Based on 11,650,823 shares of Common Stock issued and outstanding on November 10, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to S.A.V.E. Partners III, LLC is true, complete and correct.

Dated: March 11, 2011

S.A.V.E. PARTNERS III, LLC

                     /s/ Craig W. Thomas
                     Name: Craig W. Thomas
                     Title:  Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2011

/s/ Craig W. Thomas
Craig W. Thomas

/s/ Bradley M. Tirpak
Bradley M. Tirpak